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letsclewthis
Clew
Clew
Clew
Clew's Core Company Values
Clew is a countertop food waste recycling appliance that creates a simple way to reduce waste in your own home.
Our mission is to build consciousness between people, their resource use, and its effects on our environment.
The greatest amount of food waste happens in the home.
Food waste reduction is the most effective solution to climate change.
Clew plans to design with the Circular Economy at the forefront of our products.

























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Spencer Martin

Chief Executive Officer and Cofounder at Clew

Followers 1,207

Spencer Martin (He/Him)

Chief Executive Officer and Cofounder at Clew

1mo • Edited •

Hi all!

Excited to be announcing a startup I cofounded with my friend Joyce Chiang called Clew. Our focus is on building consciousness between people and the resources they use. We are currently working on a countertop food waste recycling appliance that processes nearly all of your residential food waste in under two hours. Our design is focused around the Circular Economy and we believe no product of ours should ever end in a landfill.

We're early stage, but have just finalized our proof of concept prototype with the incredible Ronin Product Development Labs and will be spending the remainder of the year building towards our Beta prototype with Ronin in addition to the talented team at Box Clever.

We believe, like food waste recycling, the fundraising process should be equitable and accessible so we have launched an equity crowdfunding campaign with Wefunder.

You can find out more about our vision, values, how to reserve an investment in Clew, and work-to-date here: wefunder.com/getaclew

Fundraising Legal Disclosures can be found here: tinyurl.com/letsclewthis

Let's Clew This!

- Spencer



Gmail

Spencer Martin <spencer@getaclew.co>

Re: Food waste stinks both literally and as a concept.

1 message

Xander Bremer <xander.bremer@roninpdlabs.com> Thu, May 6, 2021 at 8:45 AM
To: Spencer Martin <spencer@getaclew.co>

WOOOOOOT!!!!

On Thu, May 6, 2021 at 8:41 AM Spencer <spencer@getaclew.co> wrote:



CLEWSLETTER:
ISSUE 01

KEEP READING TO

FIND OUT MORE...

Oh hey!

This is Issue One of the Clewsletter, a newsletter about Clew. What is **Clew** you ask? Well, it's the startup my friend Joyce and I created last year. It's also the collective noun for when worms group together in a ball. They do this to communicate with one another about where their next meal is located for the herd to *wiggle* to! You heard it here first, people.

You're also the first to hear about what we've been up to. A few years back, I learned that banana peels didn't decompose in landfills when you threw them away in a garbage bin. That peel, and **70.4 billion** other pounds of food waste heading to landfill per year, will let out greenhouse gases which are a significant cause of global warming. Not great.

That's why we started Clew. We want to prevent residential food waste from ever making its way to landfill, while removing the intimidation and frustration of traditional composting methods. We want to support those who need a little helping hand towards environmental stewardship.

We're building a **countertop food waste recycling appliance** that processes nearly all of your food waste **in under two hours**. No smells, no bugs, minimal cleaning, and no more putting your food waste in the freezer until collection day, all in a compact appliance. Oh, and the final output has a dried soil-like texture that averages **80% less mass**, making it easy to store, gift to a friend with a garden, mix with soil as a fertilizer, or transport to a collection site/organic bin.

We're proud to be designing Clew to be a standout icon of your kitchen while also building it to be repaired and recycled rather than for obsolescence. Our goal is to build a **closed-loop product** so the thing preventing other things from landfill doesn't end in a landfill itself, ya know?

You can find out more about our vision, values, how to reserve an investment in Clew, and work-to-date here. Shoot us a reply if you'd like to chat more about the Clewniverse with us. We think there's a whole world out there just waiting to be explored.

With The Utmost Gratitude,

Spencer + Joyce

P.S. Welcome to The Regenerative Movement

 

Winter 2020

Hired a Product
Development Lab to build
the proof-of-concept
prototype

Spring 2021

Hired an Industrial
Design Studio to design
materials, form factor,
and user experience.

Winter 2021

Completion of
final prototype
for testing.

Spring 2022

Pre-order will
open with
expected delivery
in Fall 2022.



We are here!

Invest in Equitability





Food waste recycling must be an equitable rather than exclusive practice and that belief carries into our fundraising. You can reserve an investment in Clew starting at $100 with more info at the button below.

If you're interested in investing as an accredited investor or to ask questions, please reach out to **spencer@getaclew.co**

INVEST

Other ways to support:

° **Forwarding this Clewsletter** to spread the word about Clew, our vision, and our fundraising campaign.

° **Introducing interesting people** to speak with who may be great talent, angel investors, accelerators, incubators, and/or advisement.

° **Feedback of any kind and cheerleading** from the sidelines is always appreciated :)

A Quick Clew:

You know the expiration dates on egg cartons? **Ignore them.** You can determine an egg's freshness by putting it in water! Fill a glass or bowl with cold water and submerge the egg. If it sinks, it's fresh. If the egg sinks but stands on one end at the bottom, it's not fresh but still edible. However, if the egg floats to the top, don't eat! Make sure to use the eggs immediately after dunking in water to prevent future spoilage.

Eggshells are semipermeable, meaning air can get through. The older the egg, the more air, in its shell, which causes it to float.



LEARN MORE

Clew



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Xander Bremer (he/him)

Senior Mechanical Engineer
E: xander.bremer@roninpdlabs.com
C: +1 (415) 619-9668

Ronin Product Development Labs
Direct. Professional. Inclusive. Kind.



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